Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Kelly, Phillip E.	2. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Cheif Executive Officer
(Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2001
(Street) Wanchai Hong Kong		5. If Amendment, Date of Original (Month/Day/Year) January 9, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common	12/15/2001	J(1)		175,915	A	(1)	5,608,761	D	N/A
Common	12/18/2001	C(2)		5,432,846	A	$0.20	5,608,761	D	N/A
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (right to buy)	$0.01	11/20/2001	A	V	723,240		(3)	11/19/2011	Common	723,240	N/A	8,605,189	D	N/A
Stock Options (right to buy)	$0.10	12/18/2001	A	V	6,129,949		(4)	12/17/2011	Common	6,129,949	N/A	8,605,189	D	N/A
Stock Options (right to buy)	$0.10	12/18/2001	A	V	1,752,000		(5)	12/17/2011	Common	1,752,000	N/A	8,605,189	D	N/A
Convertible Promissory Note of NetCel360.com Ltd	$0.20	12/15/2001	P		$135,783		(6)	(6)	Common	678,915	$67,892	0	D	N/A
Convertible Promissory Note of NetCel360.com Ltd	$0.20	12/18/2001	C(2)			$1,086,569	(2)	(2)	Common	5,432,846	$1,086,569	0	D	N/A
Explanation of Responses: (1) See Attachment 1 (2) See Attachment 2 (3) See Attachment 3(a) (4) See Attachment 3(b) (5) See Attachment 3(c) (6) See Attachment 4
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Phillip E. Kelly **Signature of Reporting Person	02/07/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Phillip E. Kelly Form 4--Attachment 1

Mr. Kelly acquired 175,915 shares of common stock (the "Common Stock") of Vsource, Inc. ("Vsource") on December 15, 2001 pursuant to a distribution of shares of Vsource by NetCel360 Holdings Limited ("NetCel360") to its direct shareholders. These shares were part of the 2,774,213 shares (the "First Tranche Shares") of Common Stock received by NetCel360 as the first tranche of consideration for the sale of NetCel360's assets to Vsource under an Acquisition Agreement dated as of May 24, 2001, as amended (the "Acquisition Agreement") between Vsource and NetCel360. Mr. Kelly is a direct and indirect shareholder of NetCel360. The 175,915 shares reported were distributed to him as a direct shareholder of NetCel360.

On December 22, 2001, NetCel360 received 935,486 shares of Common Stock on December 22, 2001 from Vsource as payment in full of all remaining consideration due under the Acquisition Agreement (the "Second Tranche Shares"). Mr. Kelly anticipates that pursuant to a plan of reorganization adopted by NetCel360 (the "Plan of Reorganization"), he will receive up to 59,320 shares of Common Stock when NetCel360 distributes the Second Tranche Shares to its direct shareholders. Mr. Kelly does not control NetCel360 and does not know when such distribution will occur. Accordingly, because the issuance of the Second Tranche Shares from NetCel360 to Mr. Kelly is beyond his control and he does not at this time have any other pecuniary interest in those Second Tranche Shares, Mr. Kelly does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Form 4.

Mr. Kelly is also an indirect shareholder in NetCel360 through his interest in Total E-commerce Limited ("TEC"), a shareholder of NetCel360. Mr. Kelly is a director of TEC and holds a 67.4% interest in NetCel Limited, which holds 50% of TEC. The other 50% of TEC is owned by a single entity which is not affiliated with Mr. Kelly. NetCel360 distributed 644,152 First Tranche Shares to TEC. Mr. Kelly anticipates that under the Plan of Reorganization, NetCel360 will distribute up to 217,212 Second Tranche Shares to TEC. If TEC were to distribute all of its First Tranche Shares and Second Tranche Shares to its shareholders, NetCel Limited would receive 430,682 shares of Common Stock, of which Mr. Kelly would receive 290,280 shares of Common Stock. It is the intent of TEC and NetCel Limited to promptly distribute any shares of Common Stock to their respective shareholders upon completion of the distribution of the Second Tranche Shares by NetCel360. TEC does not control NetCel360 and does not know when such distribution will occur. Mr. Kelly does not control TEC and does not have beneficial ownership of the shares of Common Stock held by TEC. Accordingly, because the issuance of shares of Common Stock from NetCel360 to TEC, and from TEC to NetCel Limited, are beyond the control of Mr. Kelly, Mr. Kelly does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Form 4.
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Phillip E. Kelly Form 4--Attachment 2

Mr. Kelly acquired 5,432,846 shares of Common Stock on December 18, 2001 pursuant to Vsource's discharge of its obligations under a $2.25 million loan (the "Bridge Loan") incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the "Bridge Loan Agreement"). Under the terms of the Bridge Loan Agreement, Vsource was entitled to repay in full all principal and interest outstanding under the Bridge Loan by issuing and delivering shares of Common Stock to the Bridge Loan lenders at a conversion rate of $0.20 per share. Vsource assumed the rights and obligations of NetCel360 under the Bridge Loan Agreement as part of the acquisition of assets of NetCel360 under the Acquisition Agreement. Mr. Kelly held $1,086,569 in principal and accrued interest of the Bridge Loan, following completion of the transaction described in Attachment 4 hereto.
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Phillip E. Kelly Form 4--Attachment 3

  All of the stock options vest on March 23, 2002.

  The stock options vest in accordance with the following vesting schedule: 50% on June 22, 2001, and the balance in four equal quarterly installments beginning on September 22, 2001.

  The stock options vest in accordance with the following vesting schedule: four equal quarterly installments beginning on September 22, 2001.

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Phillip E. Kelly Form 4--Attachment 4

Following issuance by Vsource on December 4, 2001 of a notice (the "Conversion Notice") notifying lenders under the Bridge Loan that it intended to discharge its repayment obligations under the Bridge Loan Agreement by issuing shares of Common Stock to the lenders, CSFB AsiaNet Tech Co-Investors, Ltd, CSFB AsiaNet IEP, Ltd and CSFB AsiaNet Co-Investors, Ltd (collectively, the "CSFB Lenders"), which together held $185,243 in aggregate of principal and accrued interest under the Bridge Loan (the "CSFB Loan"), requested that Mr. Kelly purchase, and Mr. Kelly agreed to purchase, $135,783 of the CSFB Loan for $67,892 in cash prior to the conversion date specified in the Conversion Notice.
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